CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$25,000,000	$3,220.00

Pricing supplement no. 2795 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-V dated March 21, 2014	Pricing supplement to Product supplement no. 1-V Registration Statement No. 333-177923 Dated August 18, 2014; Rule 424(b)(2)

Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR due August 25, 2021
$25,000,000

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 25, 2021.
•	The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, are fixed at 2.15% per annum, and then for each Interest Period (other than the Initial Interest Periods) are equal to 3-Month USD LIBOR plus 0.50%, as determined on each Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 5.50% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on August 18, 2014 and are expected to settle on or about August 25, 2014.

Key Terms

Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 x Interest Rate x Day Count Fraction

Initial Interest Period(s):	The Interest Periods beginning on and including the Issue Date of the notes and ending on but excluding February 25, 2016.
Initial Interest Rate:	2.15% per annum
Interest Periods:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 25th day of November, February, May and August of each year, commencing on November 25, 2014, to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate equal to 2.15% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR plus 0.50%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	5.50% per annum
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 1-V.
Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Pricing Date:	August 18, 2014
Issue Date:	August 25, 2014, subject to the Business Day Convention.
Maturity Date:	August 25, 2021, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48127DNP9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-V and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$0	$1,000
Total	$25,000,000	$0	$25,000,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., did not receive a selling commission for these notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-V.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 18, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-V dated March 21, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-V and “Selected Risk Considerations” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-V dated March 21, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214002227/e58025_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – Regardless of the performance of 3-Month USD LIBOR, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 0.50%, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-V. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original issue discount, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Initial Interest Period, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 0.50%, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON 3-month usd LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS-1

Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Initial Interest Period.

•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES – after the Initial Interest Periods, the rate of interest on your notes will be a floating rate and determined based on 3-Month USD LIBOR plus 0.50%, provided that such rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THE INTEREST RATE ON THE Notes IS SUBJECT TO THE MAXIMUM INTEREST RATE —The Interest Rate for an Interest Period (other than the Initial Interest Periods) is variable; however, it will not exceed the Maximum Interest Rate set forth on the cover of this pricing supplement, regardless of the performance of 3-Month USD LIBOR. In other words, for an Interest Period (other than the Initial Interest Periods), if 3-Month USD LIBOR plus 0.50% is greater than or equal to the Maximum Interest Rate, your Interest Rate on the notes will be capped at the Maximum Interest Rate.
•	3-month usd LIBOR will be affected by a number of factors — The amount of interest payable on the notes after the Initial Interest Periods will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
•	changes in, or perceptions, about future 3-Month USD LIBOR levels;
•	general economic conditions in the United States;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-month usd LIBOR may be volatile — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate and thus in the reduction of interest payable on the notes.

•	Certain BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of 3-Month USD LIBOR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS-2

Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS-3

Hypothetical Interest Rate for an Interest Period (other than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than the Initial Interest Periods) for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate for an Interest Period (other than the Initial Interest Periods)
7.00%	+	0.50%	=	5.50%**
6.00%	+	0.50%	=	5.50%**
5.00%	+	0.50%	=	5.50%
4.00%	+	0.50%	=	4.50%
3.00%	+	0.50%	=	3.50%
2.00%	+	0.50%	=	2.50%
1.00%	+	0.50%	=	1.50%
0.00%	+	0.50%	=	0.50%
-1.00%	+	0.50%	=	0.00%*
-2.00%	+	0.50%	=	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

**The Interest Rate cannot be greater than the Minimum Interest Rate of 5.50% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that the actual number of calendar days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, 3-Month USD LIBOR is 2.00% on the applicable Interest Reset Date. The Interest Rate applicable to such Interest Period is 2.50% per annum calculated as follows:

2.00% + 0.50%= 2.50%

The interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.50% × (90 / 360) = $6.25

Example 2: After the Initial Interest Periods, 3-Month USD LIBOR is 6.00% on the applicable Interest Reset Date. Because 3-Month USD LIBOR of 6.00% plus 0.50% exceeds the Maximum Interest Rate of 5.50% per annum, the Interest Rate is the Maximum Interest Rate of 5.50% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 5.50% × (90 / 360) = $13.75

Example 3: After the Initial Interest Periods, 3-Month USD LIBOR is -1.00% on the applicable Interest Reset Date. Because 3-Month USD LIBOR of -1.00% plus 0.50% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90 / 360) = $0.00

Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS-4

Historical Information

The following graph sets forth the historical weekly fixings of 3-Month USD LIBOR from January 2, 2009 through August 15, 2014. The fixing of 3-Month USD LIBOR on August 18, 2014 was 0.23210%. We obtained the fixings of 3-Month USD LIBOR and other information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical data with respect to 3-Month USD LIBOR is not necessarily indicative of the future performance of 3-Month USD LIBOR. Any historical upward or downward trend in 3-Month USD LIBOR during any period set forth below is not an indication that 3-Month USD LIBOR is more or less likely to increase or decrease at any time during the term of the notes. No assurance can be given as to 3-Month USD LIBOR on any given day, including any Interest Reset Date.

Historical Performance of 3-month USD LIBOR
Libor Rate (%)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Source: Bloomberg

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fifth business day following the expected Pricing Date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR	PS-5